Exhibit 99.6

Company	Wolseley PLC
TIDM	WOS
Headline	Analyst & Investor Site Visit
Released	07:00 24-May-06

RNS Number: 4643D
Wolseley PLC
24 May 2006

Wolseley plc
Analyst and Investor Site Visit to California

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, is hosting a visit for analysts and investors on Wednesday 24 May and Thursday 25 May 2006, to some of its Ferguson (plumbing and heating) and Stock (building materials) operations in California.

No material new information will be disclosed in the presentations and there will be no statement on current trading.

The presentations will be webcast live at 7:00am US west coast time (3:00pm UK time) on Thursday 25 May 2006. The webcast and copies of presentations made during the course of the visit will be made available on the Company's website www.wolseley.com from 8:00pm UK time on 25 May 2006.

Investors/Analysts:

Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

John English	001 513 771 9000
Director, Investor Relations	001 513 328 4900
North America

Media:
Penny Studholme	0118 929 8886
Director of Corporate Communications	07860 553834

Brunswick	020 7404 5959

Andrew Fenwick
Nina Coad

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and eating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before amortisation of acquired intangibles, was £708 million. Wolseley was more than 67,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

This information is provided by RNS
The company news service from the London Stock Exchange